Exhibit 1.01

Conflict Minerals Report of SeaChange International, Inc. in Accord

with Rule 13p-1 Under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of SeaChange International Inc. (“SeaChange” or the “Company”) for calendar year ending December 31, 2015 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality of their products. Conflict minerals are considered to be tin, tantalum, tungsten and gold (“3TG”). Numerous terms in this report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to Securities Exchange Act 1934 (“1934 Act”) Release No. 34-67716 (August 22, 2012) for such definitions.

SeaChange’s products and services facilitate the aggregation, licensing, management and distribution of video and advertising content for cable television system operators, telecommunications companies, satellite operators and media companies. The products that management determined would fall under Rule 13p-1 are limited to the hardware products that may be sold in conjunction with our multi-screen television and advertising platforms.

In accordance with Rule 13p-1, SeaChange performed due diligence to determine whether necessary conflict minerals included in products used to assemble its final products, were or were not “DRC conflict free.” In conducting its due diligence, SeaChange conformed, in all material respects, with the internationally recognized due diligence framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition, 2013 (“OECD Framework”) and related supplements for each of the conflict minerals.

SeaChange’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to its suppliers. As purchaser of its materials, SeaChange is many steps removed from the mining of the conflict minerals, does not purchase raw ore or unrefined conflict minerals and does no purchasing in the Covered Countries.

SeaChange’s due diligence measures included:

•

Conducting a supply-chain survey with direct suppliers of materials using the EICC/GeSI Conflict Minerals Reporting Template (the “Template”) to identify the smelters and refiners who contribute refined conflict minerals to SeaChange products. The Template includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. It also includes questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on the Conflict-Free Sourcing Initiative (“CFSI”) website. The Template has been widely adopted by many companies in their due diligence processes related to conflict minerals; and

•	Comparing the smelters and refiners, if applicable, identified by direct suppliers via the supply-chain survey against the list of smelter facilities which have received a “conflict-free” designation (such as EICC/GeSI Conflict Free Smelter (“CFS”) program’s list for 3TG).

On the basis of the due diligence measures described above, SeaChange was unable to determine whether or not various components/materials which SeaChange uses to assemble its final products, are DRC conflict free. This determination was made due to a lack of information from suppliers to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were:

•	from recycled or scrap sources;

•	were DRC conflict free; or

•	have not been found to be DRC conflict free.

Further, on account of this lack of information, SeaChange is still unable to determine and to describe the facilities used to process those necessary conflict minerals or their country of origin. SeaChange’s efforts to determine the location of origin with the greatest specificity included the use of the due diligence measures described above.

Since the start of the reporting period, the Company has taken or is taking steps to mitigate the risk that its necessary conflict minerals do not benefit armed groups. This includes continued contact with its direct suppliers to encourage them to obtain responses from their suppliers in order to provide the detailed information needed to identify the source and chain of custody of the necessary conflict minerals in the Company’s final products.